                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 iGO CORPORATION
                                (NAME OF ISSUER)


                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)


                                   449592 10 4
                                 (CUSIP NUMBER)


                              DAVID A. GARCIA, ESQ.
                       HALE LANE PEEK DENNISON AND HOWARD
                       100 WEST LIBERTY STREET, 10TH FLOOR
                                 RENO, NV 89501
                                 (775) 327-3000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MARCH 24, 2002
              (DATE OF EVENT WHICH REQUIRES FILING THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 204.103d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 2 of 31
-----------------------------                       ----------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         KENNETH W. HAWK
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER
  NUMBER OF
   SHARES                   0 (1)
BENEFICIALLY      --------------------------------------------------------------
   OWNED          8        SHARED VOTING POWER
  BY EACH
 REPORTING                 8,613,478 (2)
  PERSON          --------------------------------------------------------------
   WITH           9        SOLE DISPOSITIVE POWER

                           0 (1)
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           0 (1)
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,613,478 (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.9% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 3 of 31
-----------------------------                       ----------------------------

(1) All shares noted, and any voting and/or dispositive power relating thereto, are solely in connection with the Lock-Up and Voting Agreement (the "Voting Agreement") dated March 24, 2002, by and between Ken Hawk, individually and as Trustee of the Kenneth W. Hawk Grantor Retained Annuity Trust, Institutional Venture Partners VIII, L.P., IVM Investment Fund VIII, LLC, IVM Investment Fund VIII-A, LLC, IVP Founders Fund I, L.P., Reid W. Dennis, Peter Gotcher, Ross Bott, Ph.D., Robert D. Boyle and Lauren R. Boyle, Trustees of the UTA dated August 26, 1994, David Olson, and Scott Shackelton, as stockholders of iGo, (collectively, the "Reporting Persons") and Mobility Electronics, Inc. ("Mobility") incorporated herein as Exhibit B by reference to iGo Corporation's (the "Company") Current Report on Form 8-K filed on March 28, 2002 and any description of the Voting Agreement is qualified in its entirety by reference thereto.

(2) The Reporting Person has entered into the Voting Agreement which provides that such Reporting Person will vote all of the shares of iGo common stock beneficially owned by it in favor of the merger, the merger agreement and the transactions contemplated thereby. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock of iGo referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)  Percentage is based on 25,386,438 shares outstanding as of March 23, 2002.

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 4 of 31
-----------------------------                       ----------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         KENNETH W. HAWK, AS TRUSTEE OF THE KENNETH W. HAWK GRANTOR RETAINED
            ANNUITY TRUST
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER
  NUMBER OF
   SHARES                   0 (1)
BENEFICIALLY      --------------------------------------------------------------
   OWNED          8        SHARED VOTING POWER
  BY EACH
 REPORTING                 8,613,478 (2)
  PERSON          --------------------------------------------------------------
   WITH           9        SOLE DISPOSITIVE POWER

                           0 (1)
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           0 (1)
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,613,478 (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.9% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 5 of 31
-----------------------------                       ----------------------------

(1) All shares noted, and any voting and/or dispositive power relating thereto, are solely in connection with the Lock-Up and Voting Agreement (the "Voting Agreement") dated March 24, 2002, by and between Ken Hawk, individually and as Trustee of the Kenneth W. Hawk Grantor Retained Annuity Trust, Institutional Venture Partners VIII, L.P., IVM Investment Fund VIII, LLC, IVM Investment Fund VIII-A, LLC, IVP Founders Fund I, L.P., Reid W. Dennis, Peter Gotcher, Ross Bott, Ph.D., Robert D. Boyle and Lauren R. Boyle, Trustees of the UTA dated August 26, 1994, David Olson, and Scott Shackelton, as stockholders of iGo, (collectively, the "Reporting Persons") and Mobility Electronics, Inc. ("Mobility") incorporated herein as Exhibit B by reference to iGo Corporation's (the "Company") Current Report on Form 8-K filed on March 28, 2002 and any description of the Voting Agreement is qualified in its entirety by reference thereto.

(2) The Reporting Person has entered into the Voting Agreement which provides that such Reporting Person will vote all of the shares of iGo common stock beneficially owned by it in favor of the merger, the merger agreement and the transactions contemplated thereby. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock of iGo referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)  Percentage is based on 25,386,438 shares outstanding as of March 23, 2002.

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 6 of 31
-----------------------------                       ----------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         INSTITUTIONAL VENTURE PARTNERS VIII, L.P.
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER
  NUMBER OF
   SHARES                   0 (1)
BENEFICIALLY      --------------------------------------------------------------
   OWNED          8        SHARED VOTING POWER
  BY EACH
 REPORTING                 8,613,478 (2)
  PERSON          --------------------------------------------------------------
   WITH           9        SOLE DISPOSITIVE POWER

                           0 (1)
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           0 (1)
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,613,478 (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.9% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 7 of 31
-----------------------------                       ----------------------------

(1) All shares noted, and any voting and/or dispositive power relating thereto, are solely in connection with the Lock-Up and Voting Agreement (the "Voting Agreement") dated March 24, 2002, by and between Ken Hawk, individually and as Trustee of the Kenneth W. Hawk Grantor Retained Annuity Trust, Institutional Venture Partners VIII, L.P., IVM Investment Fund VIII, LLC, IVM Investment Fund VIII-A, LLC, IVP Founders Fund I, L.P., Reid W. Dennis, Peter Gotcher, Ross Bott, Ph.D., Robert D. Boyle and Lauren R. Boyle, Trustees of the UTA dated August 26, 1994, David Olson, and Scott Shackelton, as stockholders of iGo, (collectively, the "Reporting Persons") and Mobility Electronics, Inc. ("Mobility") incorporated herein as Exhibit B by reference to iGo Corporation's (the "Company") Current Report on Form 8-K filed on March 28, 2002 and any description of the Voting Agreement is qualified in its entirety by reference thereto.

(2) The Reporting Person has entered into the Voting Agreement which provides that such Reporting Person will vote all of the shares of iGo common stock beneficially owned by it in favor of the merger, the merger agreement and the transactions contemplated thereby. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock of iGo referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)  Percentage is based on 25,386,438 shares outstanding as of March 23, 2002.

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 8 of 31
-----------------------------                       ----------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         IVM INVESTMENT FUND VIII, LLC
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER
  NUMBER OF
   SHARES                   0 (1)
BENEFICIALLY      --------------------------------------------------------------
   OWNED          8        SHARED VOTING POWER
  BY EACH
 REPORTING                 8,613,478 (2)
  PERSON          --------------------------------------------------------------
   WITH           9        SOLE DISPOSITIVE POWER

                           0 (1)
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           0 (1)
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,613,478 (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.9% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 9 of 31
-----------------------------                       ----------------------------

(1) All shares noted, and any voting and/or dispositive power relating thereto, are solely in connection with the Lock-Up and Voting Agreement (the "Voting Agreement") dated March 24, 2002, by and between Ken Hawk, individually and as Trustee of the Kenneth W. Hawk Grantor Retained Annuity Trust, Institutional Venture Partners VIII, L.P., IVM Investment Fund VIII, LLC, IVM Investment Fund VIII-A, LLC, IVP Founders Fund I, L.P., Reid W. Dennis, Peter Gotcher, Ross Bott, Ph.D., Robert D. Boyle and Lauren R. Boyle, Trustees of the UTA dated August 26, 1994, David Olson, and Scott Shackelton, as stockholders of iGo, (collectively, the "Reporting Persons") and Mobility Electronics, Inc. ("Mobility") incorporated herein as Exhibit B by reference to iGo Corporation's (the "Company") Current Report on Form 8-K filed on March 28, 2002 and any description of the Voting Agreement is qualified in its entirety by reference thereto.

(2) The Reporting Person has entered into the Voting Agreement which provides that such Reporting Person will vote all of the shares of iGo common stock beneficially owned by it in favor of the merger, the merger agreement and the transactions contemplated thereby. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock of iGo referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)  Percentage is based on 25,386,438 shares outstanding as of March 23, 2002.

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 10 of 31
-----------------------------                       ----------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         IVM INVESTMENT FUND VIII-A, LLC
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER
  NUMBER OF
   SHARES                   0 (1)
BENEFICIALLY      --------------------------------------------------------------
   OWNED          8        SHARED VOTING POWER
  BY EACH
 REPORTING                 8,613,478 (2)
  PERSON          --------------------------------------------------------------
   WITH           9        SOLE DISPOSITIVE POWER

                           0 (1)
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           0 (1)
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,613,478 (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.9% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 11 of 31
-----------------------------                       ----------------------------

(1) All shares noted, and any voting and/or dispositive power relating thereto, are solely in connection with the Lock-Up and Voting Agreement (the "Voting Agreement") dated March 24, 2002, by and between Ken Hawk, individually and as Trustee of the Kenneth W. Hawk Grantor Retained Annuity Trust, Institutional Venture Partners VIII, L.P., IVM Investment Fund VIII, LLC, IVM Investment Fund VIII-A, LLC, IVP Founders Fund I, L.P., Reid W. Dennis, Peter Gotcher, Ross Bott, Ph.D., Robert D. Boyle and Lauren R. Boyle, Trustees of the UTA dated August 26, 1994, David Olson, and Scott Shackelton, as stockholders of iGo, (collectively, the "Reporting Persons") and Mobility Electronics, Inc. ("Mobility") incorporated herein as Exhibit B by reference to iGo Corporation's (the "Company") Current Report on Form 8-K filed on March 28, 2002 and any description of the Voting Agreement is qualified in its entirety by reference thereto.

(2) The Reporting Person has entered into the Voting Agreement which provides that such Reporting Person will vote all of the shares of iGo common stock beneficially owned by it in favor of the merger, the merger agreement and the transactions contemplated thereby. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock of iGo referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)  Percentage is based on 25,386,438 shares outstanding as of March 23, 2002.

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 12 of 31
-----------------------------                       ----------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         IVP FOUNDERS FUND I, L.P.
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER
  NUMBER OF
   SHARES                   0 (1)
BENEFICIALLY      --------------------------------------------------------------
   OWNED          8        SHARED VOTING POWER
  BY EACH
 REPORTING                 8,613,478 (2)
  PERSON          --------------------------------------------------------------
   WITH           9        SOLE DISPOSITIVE POWER

                           0 (1)
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           0 (1)
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,613,478 (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.9% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 13 of 31
-----------------------------                       ----------------------------

(1) All shares noted, and any voting and/or dispositive power relating thereto, are solely in connection with the Lock-Up and Voting Agreement (the "Voting Agreement") dated March 24, 2002, by and between Ken Hawk, individually and as Trustee of the Kenneth W. Hawk Grantor Retained Annuity Trust, Institutional Venture Partners VIII, L.P., IVM Investment Fund VIII, LLC, IVM Investment Fund VIII-A, LLC, IVP Founders Fund I, L.P., Reid W. Dennis, Peter Gotcher, Ross Bott, Ph.D., Robert D. Boyle and Lauren R. Boyle, Trustees of the UTA dated August 26, 1994, David Olson, and Scott Shackelton, as stockholders of iGo, (collectively, the "Reporting Persons") Mobility Electronics, Inc. ("Mobility") incorporated herein as Exhibit B by reference to iGo Corporation's (the "Company") Current Report on Form 8-K filed on March 28, 2002 and any description of the Voting Agreement is qualified in its entirety by reference thereto.

(2) The Reporting Person has entered into the Voting Agreement which provides that such Reporting Person will vote all of the shares of iGo common stock beneficially owned by it in favor of the merger, the merger agreement and the transactions contemplated thereby. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock of iGo referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)  Percentage is based on 25,386,438 shares outstanding as of March 23, 2002.

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 14 of 31
-----------------------------                       ----------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         REID W. DENNIS
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER
  NUMBER OF
   SHARES                   0 (1)
BENEFICIALLY      --------------------------------------------------------------
   OWNED          8        SHARED VOTING POWER
  BY EACH
 REPORTING                 8,613,478 (2)
  PERSON          --------------------------------------------------------------
   WITH           9        SOLE DISPOSITIVE POWER

                           0 (1)
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           0 (1)
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,613,478 (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.9% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 15 of 31
-----------------------------                       ----------------------------


(1) All shares noted, and any voting and/or dispositive power relating thereto, are solely in connection with the Lock-Up and Voting Agreement (the "Voting Agreement") dated March 24, 2002, by and between Ken Hawk, individually and as Trustee of the Kenneth W. Hawk Grantor Retained Annuity Trust, Institutional Venture Partners VIII, L.P., IVM Investment Fund VIII, LLC, IVM Investment Fund VIII-A, LLC, IVP Founders Fund I, L.P., Reid W. Dennis, Peter Gotcher, Ross Bott, Ph.D., Robert D. Boyle and Lauren R. Boyle, Trustees of the UTA dated August 26, 1994, David Olson, and Scott Shackelton, as stockholders of iGo, (collectively, the "Reporting Persons") and Mobility Electronics, Inc. ("Mobility") incorporated herein as Exhibit B by reference to iGo Corporation's (the "Company") Current Report on Form 8-K filed on March 28, 2002 and any description of the Voting Agreement is qualified in its entirety by reference thereto.

(2) The Reporting Person has entered into the Voting Agreement which provides that such Reporting Person will vote all of the shares of iGo common stock beneficially owned by them in favor of the merger, the merger agreement and the transactions contemplated thereby. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock of iGo referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)  Percentage is based on 25,386,438 shares outstanding as of March 23, 2002.

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 16 of 31
-----------------------------                       ----------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         PETER GOTCHER
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER
  NUMBER OF
   SHARES                   0 (1)
BENEFICIALLY      --------------------------------------------------------------
   OWNED          8        SHARED VOTING POWER
  BY EACH
 REPORTING                 8,613,478 (2)
  PERSON          --------------------------------------------------------------
   WITH           9        SOLE DISPOSITIVE POWER

                           0 (1)
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           0 (1)
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,613,478 (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.9% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 17 of 31
-----------------------------                       ----------------------------


(1) All shares noted, and any voting and/or dispositive power relating thereto, are solely in connection with the Lock-Up and Voting Agreement (the "Voting Agreement") dated March 24, 2002, by and between Ken Hawk, individually and as Trustee of the Kenneth W. Hawk Grantor Retained Annuity Trust, Institutional Venture Partners VIII, L.P., IVM Investment Fund VIII, LLC, IVM Investment Fund VIII-A, LLC, IVP Founders Fund I, L.P., Reid W. Dennis, Peter Gotcher, Ross Bott, Ph.D., Robert D. Boyle and Lauren R. Boyle, Trustees of the UTA dated August 26, 1994, David Olson, and Scott Shackelton, as stockholders of iGo, (collectively, the "Reporting Persons") and Mobility Electronics, Inc. ("Mobility") incorporated herein as Exhibit B by reference to iGo Corporation's (the "Company") Current Report on Form 8-K filed on March 28, 2002 and any description of the Voting Agreement is qualified in its entirety by reference thereto.

(2) The Reporting Person has entered into the Voting Agreement which provides that such Reporting Person will vote all of the shares of iGo common stock beneficially owned by it in favor of the merger, the merger agreement and the transactions contemplated thereby. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock of iGo referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)  Percentage is based on 25,386,438 shares outstanding as of March 23, 2002.

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 18 of 31
-----------------------------                       ----------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         ROSS BOTT, PH.D.
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER
  NUMBER OF
   SHARES                   0 (1)
BENEFICIALLY      --------------------------------------------------------------
   OWNED          8        SHARED VOTING POWER
  BY EACH
 REPORTING                 8,613,478 (2)
  PERSON          --------------------------------------------------------------
   WITH           9        SOLE DISPOSITIVE POWER

                           0 (1)
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           0 (1)
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,613,478 (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.9% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 19 of 31
-----------------------------                       ----------------------------

(1) All shares noted, and any voting and/or dispositive power relating thereto, are solely in connection with the Lock-Up and Voting Agreement (the "Voting Agreement") dated March 24, 2002, by and between Ken Hawk, individually and as Trustee of the Kenneth W. Hawk Grantor Retained Annuity Trust, Institutional Venture Partners VIII, L.P., IVM Investment Fund VIII, LLC, IVM Investment Fund VIII-A, LLC, IVP Founders Fund I, L.P., Reid W. Dennis, Peter Gotcher, Ross Bott, Ph.D., Robert D. Boyle and Lauren R. Boyle, Trustees of the UTA dated August 26, 1994, David Olson, and Scott Shackelton, as stockholders of iGo, (collectively, the "Reporting Persons") and Mobility Electronics, Inc. ("Mobility") incorporated herein as Exhibit B by reference to iGo Corporation's (the "Company") Current Report on Form 8-K filed on March 28, 2002 and any description of the Voting Agreement is qualified in its entirety by reference thereto.

(2) The Reporting Person has entered into the Voting Agreement which provides that such Reporting Persons will vote all of the shares of iGo common stock beneficially owned by them in favor of the merger, the merger agreement and the transactions contemplated thereby. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock of iGo referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)  Percentage is based on 25,386,438 shares outstanding as of March 23, 2002.

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 20 of 31
-----------------------------                       ----------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         ROBERT DARRELL BOYLE AND LAUREN REEVES BOYLE, TRUSTEE OF THE UTA
            DATED AUGUST 26, 1994
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER
  NUMBER OF
   SHARES                   0 (1)
BENEFICIALLY      --------------------------------------------------------------
   OWNED          8        SHARED VOTING POWER
  BY EACH
 REPORTING                 8,613,478 (2)
  PERSON          --------------------------------------------------------------
   WITH           9        SOLE DISPOSITIVE POWER

                           0 (1)
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           0 (1)
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,613,478 (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.9% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 21 of 31
-----------------------------                       ----------------------------

(1) All shares noted, and any voting and/or dispositive power relating thereto, are solely in connection with the Lock-Up and Voting Agreement (the "Voting Agreement") dated March 24, 2002, by and between Ken Hawk, individually and as Trustee of the Kenneth W. Hawk Grantor Retained Annuity Trust, Institutional Venture Partners VIII, L.P., IVM Investment Fund VIII, LLC, IVM Investment Fund VIII-A, LLC, IVP Founders Fund I, L.P., Reid W. Dennis, Peter Gotcher, Ross Bott, Ph.D., Robert D. Boyle and Lauren R. Boyle, Trustees of the UTA dated August 26, 1994, David Olson, and Scott Shackelton, as stockholders of iGo, (collectively, the "Reporting Persons") and Mobility Electronics, Inc. ("Mobility") incorporated herein as Exhibit B by reference to iGo Corporation's (the "Company") Current Report on Form 8-K filed on March 28, 2002 and any description of the Voting Agreement is qualified in its entirety by reference thereto.

(2) The Reporting Person has entered into the Voting Agreement which provides that such Reporting Person will vote all of the shares of iGo common stock beneficially owned by it in favor of the merger, the merger agreement and the transactions contemplated thereby. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock of iGo referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)  Percentage is based on 25,386,438 shares outstanding as of March 23, 2002.

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 22 of 31
-----------------------------                       ----------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         DAVID OLSON
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER
  NUMBER OF
   SHARES                   0 (1)
BENEFICIALLY      --------------------------------------------------------------
   OWNED          8        SHARED VOTING POWER
  BY EACH
 REPORTING                 8,613,478 (2)
  PERSON          --------------------------------------------------------------
   WITH           9        SOLE DISPOSITIVE POWER

                           0 (1)
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           0 (1)
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,613,478 (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.9% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 23 of 31
-----------------------------                       ----------------------------


(1) All shares noted, and any voting and/or dispositive power relating thereto, are solely in connection with the Lock-Up and Voting Agreement (the "Voting Agreement") dated March 24, 2002, by and between Ken Hawk, individually and as Trustee of the Kenneth W. Hawk Grantor Retained Annuity Trust, Institutional Venture Partners VIII, L.P., IVM Investment Fund VIII, LLC, IVM Investment Fund VIII-A, LLC, IVP Founders Fund I, L.P., Reid W. Dennis, Peter Gotcher, Ross Bott, Ph.D., Robert D. Boyle and Lauren R. Boyle, Trustees of the UTA dated August 26, 1994, David Olson, and Scott Shackelton, as stockholders of iGo, (collectively, the "Reporting Persons") and Mobility Electronics, Inc. ("Mobility") incorporated herein as Exhibit B by reference to iGo Corporation's (the "Company") Current Report on Form 8-K filed on March 28, 2002 and any description of the Voting Agreement is qualified in its entirety by reference thereto.

(2) The Reporting Person has entered into the Voting Agreement which provides that such Reporting Person will vote all of the shares of iGo common stock beneficially owned by it in favor of the merger, the merger agreement and the transactions contemplated thereby. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock of iGo referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)  Percentage is based on 25,386,438 shares outstanding as of March 23, 2002.

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 24 of 31
-----------------------------                       ----------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         SCOTT SHACKELTON
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER
  NUMBER OF
   SHARES                   0 (1)
BENEFICIALLY      --------------------------------------------------------------
   OWNED          8        SHARED VOTING POWER
  BY EACH
 REPORTING                 8,613,478 (2)
  PERSON          --------------------------------------------------------------
   WITH           9        SOLE DISPOSITIVE POWER

                           0 (1)
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           0 (1)
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,613,478 (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.9% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

-----------------------------                       ----------------------------
CUSIP NO.  449592 10 4                13D                    Page 25 of 31
-----------------------------                       ----------------------------


(1) All shares noted, and any voting and/or dispositive power relating thereto, are solely in connection with the Lock-Up and Voting Agreement (the "Voting Agreement") dated March 24, 2002, by and between Ken Hawk, individually and as Trustee of the Kenneth W. Hawk Grantor Retained Annuity Trust, Institutional Venture Partners VIII, L.P., IVM Investment Fund VIII, LLC, IVM Investment Fund VIII-A, LLC, IVP Founders Fund I, L.P., Reid W. Dennis, Peter Gotcher, Ross Bott, Ph.D., Robert D. Boyle and Lauren R. Boyle, Trustees of the UTA dated August 26, 1994, David Olson, and Scott Shackelton, as stockholders of iGo, (collectively, the "Reporting Persons") and Mobility Electronics, Inc. ("Mobility") incorporated herein as Exhibit B by reference to iGo Corporation's (the "Company") Current Report on Form 8-K filed on March 28, 2002 and any description of the Voting Agreement is qualified in its entirety by reference thereto.

(2) The Reporting Person has entered into the Voting Agreement which provides that such Reporting Person will vote all of the shares of iGo common stock beneficially owned by it in favor of the merger, the merger agreement and the transactions contemplated thereby. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock of iGo referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)  Percentage is based on 25,386,438 shares outstanding as of March 23, 2002.

         The descriptions of the Merger Agreement and the Voting Agreement and the related matters set forth in these Items are summaries, and are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of the Company, covered by the Voting Agreement. The Voting Agreement was entered into in connection with, and as an inducement to Mobility to enter into, an Agreement and Plan of Merger, dated as of March 24, 2002, (the "Merger Agreement"), with the Company and IGOC Acquisition, Inc., a wholly owned subsidiary of Mobility organized under the laws of the State of Delaware ("Merger Sub"). The Merger Agreement provides for, among other things, the merger of the Company with and into Merger Sub, as described in Item 4 herein. The Merger Agreement is incorporated herein as Exhibit A by reference to the Company's Current Report on Form 8-K filed on March 28, 2002 and any description of the Merger Agreement is qualified in its entirety by reference thereto.

         The address of the Company's principal executive offices is: 9393 Gateway Drive, Reno, Nevada 89511.

ITEM 2. IDENTITY AND BACKGROUND.

         As parties to the Voting Agreement, the Reporting Persons may be deemed to beneficially own all of the Common Stock covered by the Voting Agreement. This Statement, therefore, constitutes the joint filing by the Reporting Persons to report the transactions covered by the Voting Agreement.

         The name, business address or residence and principal occupation of each of the Reporting Persons is set forth below. None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, none of the Reporting Persons were party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the natural persons who are Reporting Persons are citizens of the United States. All the limited partnerships and limited liability companies are California entities.

         Institutional Venture Management VIII ("IVM") is the general partner of IVP and the manager of IIF and IIFA (defined below). Samuel D. Colella, Reid W. Dennis, R. Thomas Dyal, Timothy M. Haley, Ruthann Quindlen. L. James Strand, Rebecca B. Robertson, William P. Tai, T. Peter Thomas, and Geoffrey Y. Yang are general partners of IVM. Samuel D. Colella, Reid W. Dennis, Ruthann Quindlen. L. James Strand, T. Peter Thomas, and Geoffrey Y. Yang are general partners of the general partner of FFI (defined below).

                                                                   Page 27 of 31


---------------------------------------- -------------------------------------- --------------------------------------
REPORTING PERSON                         PRINCIPAL ADDRESS                      PRINCIPAL OCCUPATION
---------------------------------------- -------------------------------------- --------------------------------------
Kenneth W. Hawk (individually and as     1805 Caughlin Creek Rd.                Principal at Juniper Ventures
Trustee of the Kenneth W. Hawk Grantor   Reno, NV 89509
Retained Annuity Trust)
---------------------------------------- -------------------------------------- --------------------------------------
Institutional Venture Partners VIII,     3000 Sand Hill Road                    Venture Capital Firm
L.P. ("IVP")                             Building 2, Suite 290
                                         Menlo Park, CA 94025
---------------------------------------- -------------------------------------- --------------------------------------
IVM Investment Fund VIII, LLC ("IIF")    3000 Sand Hill Road                    Venture Capital Firm
                                         Building 2, Suite 290
                                         Menlo Park, CA 94025
---------------------------------------- -------------------------------------- --------------------------------------
IVM Investment Fund VIII-A, LLC          3000 Sand Hill Road                    Venture Capital Firm
("IIFA")                                 Building 2, Suite 290
                                         Menlo Park, CA 94025
---------------------------------------- -------------------------------------- --------------------------------------
IVP Founders Fund I, L.P. ("FFI")        3000 Sand Hill Road                    Venture Capital Firm
                                         Building 2, Suite 290
                                         Menlo Park, CA 94025
---------------------------------------- -------------------------------------- --------------------------------------
Reid W. Dennis                           3000 Sand Hill Road                    Managing Director of IVP
                                         Building 2, Suite 290
                                         Menlo Park, CA 94025
---------------------------------------- -------------------------------------- --------------------------------------
Peter Gotcher                            3000 Sand Hill Road                    Venture Partner at Redpoint Ventures
                                         Building 2, Suite 290
                                         Menlo Park, CA 94025
---------------------------------------- -------------------------------------- --------------------------------------
Ross Bott, Ph.D.                         3000 Sand Hill Road                    Venture Partner at Redpoint Ventures
                                         Building 2, Suite 290
                                         Menlo Park, CA 94025
---------------------------------------- -------------------------------------- --------------------------------------
Robert D. Boyle and Lauren R. Boyle,     15231 Quito Rd.                        President of Trailblazer Consultants
Trustees of the UTA dated August 26,     Saratoga, CA 95070
1994
---------------------------------------- -------------------------------------- --------------------------------------
David Olson                              9393 Gateway Dr.                       Acting President and Chief Executive
                                         Reno, NV 89511                         Officer of the Company
---------------------------------------- -------------------------------------- --------------------------------------
Scott Shackelton                         9393 Gateway Dr.                       Chief Financial Officer of the
                                         Reno, NV 89511                         Company
---------------------------------------- -------------------------------------- --------------------------------------

                                                                   Page 28 of 31

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No separate consideration was paid by the Reporting Persons in connection with the Voting Agreement. However, the shares of Common Stock subject to the Voting Agreement are covered by the Merger Agreement. If Mobility acquires all the outstanding shares of Common Stock pursuant to the Merger (as defined below), all shares of issued and outstanding Common Stock will be cancelled, and all holders of such Common Stock will be entitled to receive in the aggregate: (i) 3,100,000 shares of Mobility common stock, (ii) $6,100,000 in cash and (iii) cash in lieu of any fractional shares, which aggregate amount of consideration will be allocated among the holders of Common Stock pro rata based on the number of shares of Common Stock held by a holder at the Effective Time as compared to the total number of shares of Common Stock issued and outstanding as of the Effective Time (the "Merger Consideration"). The cash portion of the Merger Consideration will come from Mobility's working capital. The Merger is subject to certain conditions. The Merger is subject to the approval of a majority of the Company's stockholders, any other required regulatory approvals and the satisfaction or waiver of certain conditions as more fully described in the Merger Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Persons entered into the Voting Agreement with the intent of effectuating the Merger with Mobility, whereby Mobility would acquire control of, and the entire common equity interest in, the Company.

         MERGER AGREEMENT. Mobility, Merger Sub, and the Company have entered into the Merger Agreement pursuant to which the parties have agreed that the Company will complete a merger with and into Merger Sub (the "Merger"), with Merger Sub being the sole surviving corporation in the Merger. The separate existence of the Company will cease as a result of the Merger. The Merger Agreement provides that each outstanding share of Common Stock will be canceled in the Merger and converted into the right to receive the Merger Consideration. Upon consummation of the Merger, Mobility will own all of the outstanding shares of Common Stock of the Company. The Merger Agreement contains provisions regarding board recommendations, alternative acquisition proposals and termination fees payable to Mobility in the event of certain termination events by the Company.

         Upon consummation of the Merger as contemplated by the Merger Agreement, the Board of Directors and officers of Merger Sub will be the Board of Directors and officers of the surviving corporation and the Certificate of Incorporation and Bylaws of Merger Sub will be the Certificate of Incorporation and Bylaws of the surviving corporation. As a result of the Merger, iGo Common Stock will cease to be authorized for listing on the Nasdaq National Market, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         VOTING AGREEMENT. In connection with the Merger Agreement and as an inducement to Mobility's willingness to enter into the Merger Agreement, Mobility has entered into the Voting Agreement with the Reporting Persons. The aggregate number of shares of Common Stock covered by the Voting Agreement is 8,613,478.

         Pursuant to the Voting Agreement, each Reporting Person agreed to appear at any meeting of the holders of Company Common Stock and vote (or cause to be voted) the Common Stock owned by such Reporting Person in favor of the Merger Agreement and related matters and against certain competing transactions that may be proposed. The Voting Agreement generally provides that the Reporting Persons may not sell, transfer, pledge or otherwise dispose of, directly or indirectly, any of the shares of Common Stock covered by the Voting Agreement.

         THE MERGER. The board of directors of the Company has approved and adopted the Merger Agreement. Pursuant to the Merger Agreement, the Company will be required to submit the Merger and the Merger Agreement to the Company's stockholders for approval at a meeting of stockholders convened for that purpose. The Merger Agreement must be approved by the vote of a majority of the outstanding stock of the Company entitled to vote. Each share of Common Stock is entitled to one vote per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The information set forth in Item 4 is hereby incorporated by reference. Under the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, the Reporting Persons may be deemed to have beneficial ownership over 8,613,478 shares of Common Stock covered by the Voting Agreement. These shares represent approximately 33.9% of the outstanding Common Stock of the Company.

(b) The contents of the cover pages of this Statement are incorporated by reference into this Item 5 for each Reporting Person.

(c) Except as described in Item 4, none of the Reporting Persons were involved in any transactions of the Common Stock during the past 60 days.

(d) Under certain circumstances set forth in IVP and IVM's Limited Partnership Agreements, the general partners and limited partners of each of such funds have the right to receive dividends from, or the proceeds from the sale of, the Common Stock owned by each fund.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Items 2, 4, and 5 is hereby incorporated by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit             Description
   -------             -----------

     A Agreement and Plan of Merger among Mobility Electronics, Inc., IGOC Acquisition, Inc. and iGo Corporation dated as of March 22, 2002(1)

     B Lock-Up and Voting Agreement by and among Mobility Electronics, Inc., iGo Corporation and certain Stockholders of iGo Corporation dated as of March 23, 2002(1)

     C    Agreement regarding Joint Filing of Schedule 13D

(1) Filed as an Exhibit to the Company's Current Report on Form 8-K on March 28, 2002 and incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  April 3, 2002

INSTITUTIONAL VENTURE PARTNERS VIII, L.P.                     /S/ Ken Hawk
                                                              -----------------------------------------------------
By: Institutional Venture Management VIII, LLC                KEN HAWK, Individually and as
Its: General Partner                                             Trustee of the Kenneth W. Hawk Grantor Retained
                                                                 Annuity Trust

By: /s/ Reid W. Dennis
    ----------------------------------------
          Managing Director                                   /s/ Peter Gotcher
                                                              -----------------------------------------------------
                                                              PETER GOTCHER

IVM INVESTMENT FUND VIII, LLC
By: Institutional Venture Management VIII, LLC
Its: Manager                                                  /s/ Robert Darrell Boyle
                                                              -----------------------------------------------------
                                                              ROBERT DARRELL BOYLE
By: /s/ Reid W. Dennis                                        Trustee UTA dated August 26, 1994
    ----------------------------------------
          Managing Director

                                                              /s/ Lauren Reeves Boyle
                                                              -----------------------------------------------------
IVM INVESTMENT FUND VIII-A, LLC                               LAUREN REEVES BOYLE
By: Institutional Venture Management VIII, LLC                Trustee UTA dated August 26, 1994
Its: Manager

                                                              /s/ Ross Bott
                                                              -----------------------------------------------------
By: /s/ Reid W. Dennis                                        ROSS BOTT, PH.D.
    ----------------------------------------
          Managing Director

IVP FOUNDERS FUND I, L.P.                                     /s/ David E. Olson
                                                              -----------------------------------------------------
By: Institutional Venture Management VI, L.P.                 DAVID OLSON
Its: General Partner


                                                              /s/ Scott Shackelton
                                                              -----------------------------------------------------
By: /s/ Reid W. Dennis                                        SCOTT SHACKELTON
    ----------------------------------------
          General Partner

/s/ Reid W. Dennis
--------------------------------------------
REID W. DENNIS




                                                                   Page 31 o f31

                                    EXHIBIT C

          Pursuant to Rule 13d-1(k), the undersigned hereby acknowledge and agree that the attached Schedule 13D is filed on behalf of each of the undersigned for the purpose of reporting each of the undersigned's ownership of securities of iGo Corporation. Each of the undersigned shall only be responsible for the accuracy and completeness of the information pertaining to such person.

          Dated: April 3, 2002

INSTITUTIONAL VENTURE PARTNERS VIII, L.P.                     /S/ Ken Hawk
                                                              -----------------------------------------------------
By: Institutional Venture Management VIII, LLC                KEN HAWK, Individually and as
Its: General Partner                                             Trustee of the Kenneth W. Hawk Grantor Retained
                                                                 Annuity Trust

By: /s/ Reid W. Dennis
    ----------------------------------------
          Managing Director                                   /s/ Peter Gotcher
                                                              -----------------------------------------------------
                                                              PETER GOTCHER

IVM INVESTMENT FUND VIII, LLC
By: Institutional Venture Management VIII, LLC
Its: Manager                                                  /s/ Robert Darrell Boyle
                                                              -----------------------------------------------------
                                                              ROBERT DARRELL BOYLE
By: /s/ Reid W. Dennis                                        Trustee UTA dated August 26, 1994
    ----------------------------------------
          Managing Director

                                                              /s/ Lauren Reeves Boyle
                                                              -----------------------------------------------------
IVM INVESTMENT FUND VIII-A, LLC                               LAUREN REEVES BOYLE
By: Institutional Venture Management VIII, LLC                Trustee UTA dated August 26, 1994
Its: Manager

                                                              /s/ Ross Bott
                                                              -----------------------------------------------------
By: /s/ Reid W. Dennis                                        ROSS BOTT, PH.D.
    ----------------------------------------
          Managing Director

IVP FOUNDERS FUND I, L.P.                                     /s/ David E. Olson
                                                              -----------------------------------------------------
By: Institutional Venture Management VI, L.P.                 DAVID OLSON
Its: General Partner


                                                              /s/ Scott Shackelton
                                                              -----------------------------------------------------
By: /s/ Reid W. Dennis                                        SCOTT SHACKELTON
    ----------------------------------------
          General Partner

/s/ Reid W. Dennis
--------------------------------------------
REID W. DENNIS

